U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                              WAL-MART STORES, INC.
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):


                              CtW INVESTMENT GROUP

May 29, 2014

Dear Wal-Mart, Inc. Shareholder:

We wish the recent critiques of Wal-Mart's pay practices and the recommendations against this year's Advisory Vote to Approve Named Executive Officer Compensation would have prompted the board to reflect on whether it is properly aligning executive pay to company performance. Instead, the board has chosen to respond with a defense of its practices that, upon examination, fails to provide any new or exculpatory information:

  - The board argues that its pay is closely aligned with performance, but cannot rebut the finding that, over the past three years, Wal-Mart's target CEO pay has ranked at the 72nd percentile of its Equilar peer group, while its total shareholder return ranks at the 22nd percentile.

  - The board asserts incorrectly that Institutional Shareholder Services acknowledges that "Wal-Mart's CEO pay is low relative to the median of its peers." In fact, current CEO McMillon's $26.8 million in total compensation for FY 2014 is 2.5 times the median for the peer group selected by Wal-Mart, and about 1.5 times the ISS selected peer group.

  - The board argues that its short-term and long-term performance payouts were below the targeted payouts for executives this year. But as we have noted, these payouts are:

    - LARGE IN ABSOLUTE TERMS AND RELATIVE TO SALARY. Former CEO Duke received an annual cash incentive payout of $2.8 million, more than twice his salary. Current CEO McMillon received a bonus of over $1 million, over 100% of his salary.

    - DISPROPORTIONATE TO PERFORMANCE, in that they provide a much larger percentage of the targeted award than the percentage of targeted performance achieved. Mr. Duke's cash incentive payout represented 64% of his targeted bonus, despite the company achieving only 23% of targeted performance. Mr. McMillon received a bonus equal to 54% of its targeted level, despite achievement of only 23% and 24% of the two targeted performance metrics.

    - SIGNIFICANTLY LARGER THAN IF THE PERFORMANCE MEASURES WERE CALCULATED IN GAAP TERMS RATHER THAN WITH MULTIPLE ADJUSTMENTS. For FY2014, the sole metric for Mr. Duke's bonus, Total Company Operating Income, FELL 3.3% measured in GAAP terms, but INCREASED 1% with the board-approved adjustments. Mr. McMillon's targeted performance included one other measure, International Operating Income, which FELL 17.6% in GAAP terms but ROSE 2.2% as adjusted by the board.

  - The board acknowledges that it has persistently lowered the targets and thresholds for the Return on Investment metric used in its Performance Shares plan. Nevertheless, it insists that this repeated shifting of the goal posts does not mean that the goals it sets for executives are not demanding. The board seems to believe that the point of such programs is to ensure that executives enjoy a handsome payout, regardless of performance; we disagree. We believe that steadily declining ROI indicates a challenge, and that the board should incentivize executives to rise to this challenge. If instead executives can expect performance goals to be lowered year after year, we worry that Wal-Mart's long-standing decline in ROI will not be reversed.

  - The board suggests that the $50 billion increase in the company's market capitalization over the past five fiscal years indicates that "shareholders believe in our strategies." However, as the company's own 10K reveals, Wal-Mart's share price growth over the last five fiscal years has significantly lagged both the S&P 500 Retail Index and the S&P 500 overall.

  - The board argues that the adjustments it makes to various performance measures are appropriate in order to avoid disincentivizing sound long-term decisions that have negative consequences for short-term performance. However, in our view this potential conflict between the short- and long-term is precisely why companies have multiple components to their executive compensation programs: so that executives can be confident that difficult short-term decisions will be rewarded in the long run. Consequently, adjustments to performance measures that reflect decisions over which executives have significant control should be unnecessary. Moreover, while the net effect of these


           1900 L Street, NW, Suite 900 Washington, DC   20036
                              202-721-6060
                      www.ctwinvestment group.com

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    adjustments is not always to improve on GAAP-measured performance, they did have this performance-boosting effect in five of the last seven fiscal years, including the past two years, for Total Company Operating Income growth and International Operating Income growth. For US Operating Income growth, the adjusted performance is higher than GAAP performance for each of the past six fiscal years.

  - The board provides no defense for adjusting its sales measure for its Performance Shares program to reflect reductions in federal SNAP benefits, which we assume indicates that the board realizes such adjustments are indefensible.

  - The board fails altogether to justify its additional grants of between $1 million and $2.5 million in restricted stock to executives "for retention purposes" despite these executives having already received between $12.8 million and $25.6 million in restricted stock grants over the past three years. We note that according to Wal-Mart's proxy statement (pg. 73), termination of an executive's employment for reasons other than death or disability would result in the forfeiture of unvested restricted stock, so these large recent grants seem to provide a more than adequate retention incentive. Moreover, one of these executives was only hired in 2012, and another promoted to her current position in 2012, making it hard to understand why the recent CEO transition would require a special equity grant to retain their services.

  - We believe that a creative, evidenced-based approach to human capital management, including but not limited to the level and design of executive compensation, is both consistent with the Compensation, Nominating, and Governance Committee's charter, and in the best interests of long-term shareholders.

We hope that the board will reconsider its response and make appropriate changes to its executive pay program in the near future. Until then, for all of the reasons listed above, we urge you to vote AGAINST Proposal No. 3 - Advisory Vote to Approve Named Executive Officer Compensation at Wal-Mart, Inc.'s annual meeting on June 6, 2014.

Sincerely,

/s/

Dieter Waizenegger
Executive Director, CtW Investment Group


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